

07007994



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17747

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGENTHAU & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 NORTH ANDREWS AVENUE, #250
(No. and Street)

FT. LAUDERDALE (City) FLORIDA (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL ANDZEL (954) 776-9517
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEEFE, MCCULLOUGH & CO., LLP
(Name – *if individual, state last, first, middle name*)

6550 NORTH FEDERAL HIGHWAY, #410 (Address) FT. LAUDERDALE (City) FLORIDA (State) 33308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ANTHONY R. MORGENTHAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORGENTHAU & ASSOCIATES, INC., as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



Beth C. Anderton
Commission # DD471639
Expires October 1, 2009
Bonded Troy Fain Insurance Inc

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGENTHAU & ASSOCIATES, INC.

FINANCIAL STATEMENTS

June 30, 2007 and 2006



SEC MAIL PROCESSING
RECEIVED
SEP 21 2007
WASH, D.C.
190
SECTION

MORGENTHAU & ASSOCIATES, INC.

FINANCIAL STATEMENTS

June 30, 2007 and 2006

TABLE OF CONTENTS



KEEFE, McCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.
PAUL B. SNEIDER, C.P.A. (RETIRED)
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.
JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
BRIAN D. PINNELL, C.P.A. (RETIRED)
KENNETH G. SMITH, C.P.A.
LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.

CHARLES K. RUMPF, C.P.A.
ISRAEL J. GOMEZ, C.P.A.
JAMES R. LARAWAY, C.P.A.
ROSS S. GOTTHOFFER, C.P.A.
HILLARY B. DAIGLE, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

We have audited the accompanying statements of financial condition of Morgenthau & Associates, Inc. (the "Company") as of June 30, 2007 and 2006, and the related statements of income (loss), stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby its corresponding Broker-Dealer handles all customers' money and stock transactions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgenthau & Associates, Inc. at June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under Rule 15c3-1 is presented as required under SEC Rule 17a-5 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

Keefe, McCullough & Co., LLP

KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
September 21, 2007

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2007 and 2006

ASSETS

	2007	2006
ASSETS:		
Cash	$ 15,275	$ 44,029
Miscellaneous receivables	319	4,500
Prepaid expenses	6,290	5,138
Securities owned (Note 3):		
Marketable, at fair value	54,410	35,880
Not readily marketable, at estimated fair value	--	61,254
Deposit with clearing broker	15,000	15,000
Deposits, other	11,220	15,554
Property and equipment, at cost, less accumulated depreciation of $ 2,996 and $ 2,330, respectively	17,380	--
Accounts receivable, commissions, less allowance for doubtful accounts of $ 0 and $ 2,000 for 2007 and 2006, respectively	--	7,651
Income tax receivable	--	4,615
Total assets	$ 119,894	$ 193,621

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2007 and 2006

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
LIABILITIES:		
Accounts payable and accrued expenses	$ 5,458	$ 6,376
Other liabilities	5,000	5,000
Total liabilities	10,458	11,376
STOCKHOLDER'S EQUITY:		
Capital stock, $ .01 par value; 100,000 shares of common stock authorized, 98,800 shares issued and outstanding	988	988
Paid-in capital	234,812	224,812
Retained earnings (deficit)	(126,364)	(43,555)
Total stockholder's equity	109,436	182,245
Total liabilities and stockholder's equity	$ 119,894	$ 193,621

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF INCOME (LOSS)
For the Years Ended June 30, 2007 and 2006

	2007	2006
INCOME:		
Commissions and fees	$ 54,064	$ 62,605
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commissions	39,162	52,838
Rent, net of recovery (Notes 4 and 5)	30,848	7,889
Administrative fee (Note 5)	20,700	27,600
NASD membership	17,456	11,512
Professional fees	11,779	20,108
Bad debt expense	6,833	2,000
Equipment lease	3,710	558
Insurance, general	2,523	178
Repairs and maintenance	1,626	212
Miscellaneous	1,262	965
Provision for depreciation	606	118
Taxes and licenses	68	38
Postage	--	227
State SEC membership	--	25
Total general and administrative expenses	136,573	124,268
Operating income (loss)	(82,509)	(61,663)
OTHER INCOME (EXPENSE):		
Miscellaneous	3,923	18,207
Net unrealized/realized gain (loss) on investments	(4,223)	16,874
Gain on sale of property and equipment	--	4,401
Total other income (expense)	(300)	39,482
Income (loss) before provision (credit) for income taxes	(82,809)	(22,181)
PROVISION (CREDIT) FOR INCOME TAXES (Note 7)	--	(4,615)
Net income (loss)	$ (82,809)	$ (17,566)

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2007 and 2006

	Capital Stock				
	Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCES, July 1, 2005	98,800	$ 988	$ 224,812	$ (25,989)	$ 199,811
Net loss for the year ended June 30, 2006	--	--	--	(17,566)	(17,566)
BALANCES, June 30, 2006	98,800	988	224,812	(43,555)	182,245
Capital contributed	--	--	10,000	--	10,000
Net loss for the year ended June 30, 2007	--	--	--	(82,809)	(90,971)
BALANCES, June 30, 2007	98,800	$ 988	$ 234,812	$ (126,364)	$ 101,274

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (82,809)	$ (17,566)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net unrealized/realized (gain)/loss on investments	4,223	(16,874)
Provision for depreciation	606	118
Gain on sale of property and equipment	--	(4,401)
Changes in assets and liabilities:		
(Increase) decrease in miscellaneous receivables	4,500	(4,500)
(Increase) decrease in prepaid expenses	(1,152)	303
(Increase) decrease in deposits, other	4,334	(14,502)
(Increase) decrease in accounts receivable	7,332	481
(Increase) decrease in income tax receivable	4,615	(4,615)
Increase (decrease) in accounts payable and accrued expenses	(918)	3,876
Increase (decrease) in income tax payable	--	(6,599)
Net cash used in operating activities	(59,269)	(64,279)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of securities	38,500	66,819
Additional paid-in-capital	10,000	4,500
Net cash provided by financing activities	48,500	71,319
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(17,985)	--
Net cash used in investing activities	(17,985)	--
Net increase (decrease) in cash	(28,754)	7,040
CASH, July 1	44,029	36,989
CASH, June 30	$ 15,275	$ 44,029

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 and 2006

NOTE 1 - ORGANIZATION AND OPERATIONS

Morgenthau & Associates, Inc. (the "Company") is incorporated in the State of Florida to transact business as a Broker-Dealer. The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby a corresponding Broker-Dealer handles all customers' funds and stock transactions. In addition, the Company conducts a number of private placements, in which they occasionally accept as compensation, stock, options or warrants relating to such placements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition:

For financial statement reporting purposes, revenues are recognized when earned and expenses are recognized when incurred.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all short-term securities with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash and cash equivalents at one financial institution which occasionally exceed Federally insured amounts.

Allowance for doubtful accounts:

Management periodically reviews the accounts receivable balance and provides an allowance for accounts which may be uncollectible. At June 30, 2007, if applicable, no allowance for doubtful accounts is considered necessary.

Provision for depreciation:

The Company provides for depreciation of its property and equipment using the straight-line method over the following estimated useful lives:

Office furniture and equipment	5-7 years

Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision (credit) for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities owned:

Marketable securities are valued at fair value based on quoted market prices, which approximates market value at year end, and securities not readily marketable are valued at estimated fair value as determined by management.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SECURITIES OWNED

Marketable equity securities owned consist of the following:

Common stock, at cost	$	83,120
Options and warrants, at cost		29,580
		112,700
Accumulated unrealized losses		(58,290)
Fair value	$	54,410

Marketable securities represent an investment in only one entity.

NOTE 4 - LEASING ARRANGEMENTS

On July 1, 2006, the Company entered into a lease agreement with an unrelated party for its office facility. The lease expires in September, 2011 and contains no renewal option. The lease provides for monthly payments at $ 5,123 per month commencing in January, 2007 and provides for annual fixed rental increases of approximately 3%. The Company leased a portion of the office space to a related entity (Note 5) to recover a portion of the lease cost. Net rent expense for the years ended June 30, 2007 and 2006 is as follows:

		2007		2006
Rent expense	$	42,123	$	37,367
Less lease recovery		(11,275)		(29,478)
Net rent expense	$	30,848	$	7,889

Additionally, the Company leases office equipment under an operating lease which is payable in monthly installments of $ 309 through April, 2009. Total lease expense related to this operating lease was $ 558 and $ 0 for the years ended June 30, 2007 and 2006, respectively.

NOTE 4 - LEASING ARRANGEMENTS (continued)

Future minimum lease payments under these operating lease arrangements are approximately as follows:

Year ending June 30		
2008	$	39,000
2009	$	39,000
2010	$	37,000
2011	$	38,000
2012	$	10,000
Thereafter	$	NONE

NOTE 5 - RELATED PARTY TRANSACTIONS

Other related party transaction:

Morgenthau Capital Advisors, LLC, a company wholly owned by the Company's sole stockholder, provides administrative support services to the Company which are calculated during the last month of each fiscal year. Administrative support fees paid to Morgenthau Capital Advisors, LLC aggregated $ 20,700 and $ 27,600 for the years ended June 30, 2007 and 2006, respectively. In addition, the Company subleased office space to Morgenthau Capital Advisors, LLC to recover a portion of the Company's lease cost (Note 4). Lease recoveries from Morgenthau Capital Advisors, LLC totaled $ 11,274 and $ 29,478 for June 30, 2007 and 2006, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" Exchange also provides that equity capital cannot be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1). The Company had net capital of $ 74,227 which was $ 69,277 in excess of its required net capital. The Company's net capital ratio was .159 to 1.00.

NOTE 7 - PROVISION (CREDIT) FOR INCOME TAXES

The provision (credit) for income taxes at June 30, 2007 and 2006 consisted of the following:

	2007	2006
Current tax provision (credit):		
Federal	$ --	$ (4,615)
State	--	--
Net current tax provision (credit)	$ --	$ (4,615)

NOTE 7 - PROVISION (CREDIT) FOR INCOME TAXES (continued)

The Company's effective tax rate is different than what would be expected if the statutory rates were applied to "net income (loss) before income taxes" primarily due to graduated income tax rates and unrealized gains (losses) which are not taxable or not deductible for tax purposes. Further, no deferred tax asset relating to the tax benefit of the net operating loss carryforwards and unrealized losses on securities has been provided, as it is completely offset by a valuation allowance (Note 2). The net operating loss carryforwards are approximately $ 120,000, expiring through the year 2026.

NOTE 8 - CONTINGENCIES

The Company previously entered into a contingent fee arrangement with ALfresh Foods, Inc. for the payment of commissions earned by the Company. ALFresh Foods, Inc., which is related by common ownership, has incurred operating losses every year since its inception in 1995. Because of ALFresh's poor financial condition and the uncertainty of any current collections. The Company has converted ALFresh's contractual obligation for commissions to a contingent arrangement, wherein ALFresh is required to make payments of 8% of its earnings before non-cash charges and income taxes, determined on an annual basis and payable by April 1 of the year following the year of determination. ALFresh may, however, make voluntary payments against the total fees due to the Company at any time. During the year ended June 30, 2007, ALFresh did not make any voluntary payments and none were required. The balance of contingent unpaid fees due to the Company aggregated approximately $ 497,000 at June 30, 2007.

The Company is involved in certain litigation which occurred in the ordinary course of business. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 9 - SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Other Cash Flow Information:

Cash received during the year for -		
Federal income tax	$	4,615

MORGENTHAU & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
June 30, 2007

TOTAL STOCKHOLDER'S EQUITY	$ 109,436
NON-ALLOWABLE ASSETS:	
Property and equipment, at cost less accumulated depreciation	17,380
Deposits, other	11,220
Prepaid expenses	6,290
Miscellaneous receivable	319
Total non-allowable assets	35,209
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	74,227
LESS HAIRCUTS ON SECURITIES:	
Investment securities	8,162
Deposit with clearing broker held in a money market fund	300
Total haircuts on securities	8,462
NET CAPITAL	$ 65,765
AGGREGATE INDEBTEDNESS:	
Liabilities from the statements of financial condition	$ 10,458
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 698
Minimum net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 64,196
Excess net capital at 1,000 percent	$ 64,719
Ratio aggregate indebtedness to net capital	.159 to 1.00

MORGENTHAU & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
(continued)
June 30, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2007):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	66,065
Haircut on money market fund held as a deposit with the clearing broker		(300)
Net capital per above	$	65,765
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	5,000
Liabilities erroneously reported as non-aggregate indebtedness liabilities		5,458
Aggregate indebtedness per above	$	10,458



KEEFE, McCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.
PAUL B. SNEIDER, C.P.A. (RETIRED)
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.

CHARLES K. RUMPF, C.P.A.
ISRAEL J. GOMEZ, C.P.A.
JAMES R. LARAWAY, C.P.A.

JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
BRIAN D. PINNELL, C.P.A. (RETIRED)
KENNETH G. SMITH, C.P.A.
LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.

ROSS S. GOTTHOFFER, C.P.A.
HILLARY B. DAIGLE, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements of Morgenthau & Associates, Inc. (the "Company") for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United State of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies and, accordingly, would not necessarily disclose all significant deficiencies that are also material weaknesses. However, we identified the following material weaknesses in the operation of internal control. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements for Morgenthau & Associates, Inc. as of and for the year ended June 30, 2007, and this report does not affect our report thereon dated September 21, 2007.

During our audit of Morgenthau & Associates, Inc. financial statements, we noted that the statement of financial condition amounts were not reconciled to the general ledger accounts in a timely manner. Consequently, these accounts required material adjustments.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were not adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keefe, McCullough & Co., LLP

KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
September 21, 2007

END